

Resonate
A Better Way To Share Music

David Rickert · 2nd

Founder - Resonate Music Media | Founder - BroadData
Conferencing

Louisville Metropolitan Area · 500+ connections · **Contact info**

Resonate Music Media, Inc.

University of Kentucky

Experience



Founder
Resonate Music Media, Inc.
2016 – Present · 5 yrs
Louisville, Kentucky Area

https://www.getresonate.com/



Member | Board of Directors
Vampr
Jan 2020 – Present · 1 yr 4 mos
Greater Los Angeles Area

http://www.vampr.me/



Founder
BroadData Conferencing
2003 – Present · 18 yrs
Louisville, Kentucky Area

https://www.broaddata.com/



President
National Telecommunications Network
1993 – Present · 28 yrs
Louisville, Kentucky Area

http://www.nationaltelecom.net/



Founder
mpowr.io
2016 – 2018 · 2 yrs
Louisville, Kentucky Area

Show 2 more experiences ⌄

Education



University of Kentucky
MBA
1983 – 1984



University of Kentucky
Bachelor of Science in Accounting
1979 – 1983
Activities and Societies: Lambda Chi Alpha

Trinity High School
1975 – 1979



